UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of NOVEMBER, 2012

Commission File No. 000-30087

ADIRA ENERGY LTD.
(Translation of registrant's name into English)

120 Adelaide Street West, Suite 1204 Toronto, ON M5H 1T1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [X]    Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

SUBMITTED HEREWITH

Exhibits
99.1	News Release "Adira Energy Annouces the Farm-Out of all of its' Offshore Licenses", dated October 26, 2012
99.2	News Release "Correstion from Source: Adora Energy Receives Resource Report on the Samuel License Offsore Israel", dated October 18, 2012
99.3	Estimates of Unrisked Prospective Resources to the Adira Energy Ltd. Interest in Certain Oil Prospects Licated in Block 388 (Samuel) Offshore Israel as of August 1, 2012
99.4	News Release "Adira Energy Announces the Appointment of Former CEO of Israel Electric Corporation as Co-Chair", dated August 24, 2012
99.5	News Release "Adira Energy Announces Board Changes and Addition to Prospectus Offering Syndicate", dated July 6, 2012
99.6	News Release "Adira Energy Granted Extension of Drill Contract and Spud Date on its Samuel license, Offshore Israel", dated July 3, 2012
99.7	Adira Energy Ltd. Unaudited Interim COnsolidated Financial Statements June 30, 2012
99.8	Adira MD&A Q2 2012
99.9	Form 52-109FV2 Certification of Interim Filings Q2 2012 - CEO
99.10	Form 52-109FV2 Certification of Interim Filings Q2 2012 - CFO

Notice Pursuant to Rule 135c Under the Securities Act of 1933

This shall not constitute an offer to sell, nor the solicitation for any offers to buy any securities of Adira Energy Ltd.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADIRA ENERGY LTD.

Date: November 27, 2012

/s/ Gadi Levin
Gadi Levin
Chif Financial Officer